EXHIBIT 6

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Computation of Earnings Per Share

For the years 2007 through 2011

	2011(1)		2011		2010		2009		2008		2007
	(in millions, except earnings per common share)
Earnings per share for the year attributable to common equity holders of PLDT
Basic
Net income attributable to equity holders of PLDT	US$	722	Php	31,697	Php	40,217	Php	39,781	Php	34,317	Php	39,289
Add (Deduct): Dividends on preferred shares		(10)		(458)		(458)		(457)		(455)		(457)

Consolidated net income attributable to common shareholders	US$	712	Php	31,239	Php	39,759	Php	39,324	Php	33,862	Php	38,832

Diluted
Net income attributable to equity holders of PLDT	US$	722	Php	31,697	Php	40,217	Php	39,781	Php	34,317	Php	39,289
Add (Deduct): Dividends on preferred shares		(10)		(458)		(458)		(457)		(455)		(457)
Dividends on dilutive preferred stock subject to mandatory redemption charged to interest expense for the year		—		—		—		—		—		17
Accretion to redemption value of preferred stock subject to mandatory conversion		—		—		—		—		—		131
Foreign exchange gains on preferred stock subject to mandatory conversion		—		—		—		—		—		(182)

Consolidated net income applicable to common shareholders	US$	712	Php	31,239	Php	39,759	Php	39,324	Php	33,862	Php	38,798

Basic
Weighted average number of common shares (in thousands)
Outstanding common shares at beginning of year				186,756		186,797		187,484		188,741		188,435
Effect of issuance of common shares during the year				4,613		—		15		542		221
Effect of purchase of treasury stock during the year				—		(7)		(583)		(1,120)		—

				191,369		186,790		186,916		188,163		188,656

Diluted
Weighted average number of common shares (in thousands)
Outstanding common shares at beginning of year				186,756		186,797		187,484		188,741		188,435
Effect of issuance of common shares during the year				4,613		—		15		542		221
Effect of mandatory tender offer for all remaining Digitel shares				164		—		—		—		—
Average incremental number of shares under ESOP(2)				—		—		21		13		38
Effect of purchase of treasury stock during the year				—		(7)		(583)		(1,120)		—
Common shares equivalent of preferred shares deemed dilutive:
Preferred stock Series VI				—		—		—		—		680

				191,533		186,790		186,937		188,176		189,374

Earnings per share for the year
Basic	US$	3.72	Php	163.24	Php	212.85	Php	210.38	Php	179.96	Php	205.84
Diluted		3.71		163.10		212.85		210.36		179.95		204.88

(1)	We maintain our accounts in Philippine pesos, the functional and presentation currency under IFRS. For convenience, the Philippine peso financial information as at and for the year ended December 31, 2011 has been translated into U.S. dollars at the exchange rate of Php43.92 to US$1.00, the Philippine peso-dollar rate as quoted through the Philippine Dealing System as at December 31, 2011.
(2)	The dilutive effect of the outstanding options is reflected as additional share dilution in the computation of earnings per common share, see Note 7 — Earnings per Common Share to the accompanying consolidated financial statements in Item 18 for further discussion.